SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65
 Company Registry (NIRE): 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1.356 - 1ºa., São Paulo-SP

NOTICE TO THE MARKET

Dear Sir/Madam,

One of our core values is a commitment to NET’s people, which includes not only our employees, clients and partners, but also the members of our surrounding communities. As a result, NET believes that every company should assume a social role and make an active contribution to the development of society.

This belief lay behind the repositioning of our Social Responsibility area, whose mission is to build connections between people and, consequently, create a better world.

With this in mind, we have already implemented several important initiatives, including:
• The installation of pay TV and broadband internet connections in over 2,500 public schools throughout Brazil;
• Volunteer work by our employees;
• The relaunch of the NET Educação portal (www.neteducacao.com.br), which is directed towards teachers and students involved in primary and secondary education (as well as the latter’s parents), with interactive content approved by the Ministry of Education.

Now we are proud to be launching the NET Comunidade project, in the Cambuci district of São Paulo city, in association with the municipal government, the Assas Institute and the NGO Cidade Escola Aprendiz.

NET Comunidade offers a space where children, teenagers and adults will be able to take part in journalism, photography, digital media, and audiovisual production and language workshops.

Most importantly, this professional and cultural training and capacity-building project will give people a better understanding of the dreams and aspirations of their own community and help in their fulfillment.

And it is our TV and broadband services that are being used to facilitate this project, thereby encouraging community action and social transformation.

We are confident that this initiative will bring NET even closer to society as a whole.

Thank you!

São Paulo, December 2, 2009

José Felix
CEO - Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.